AQUABOUNTY TECHNOLOGIES, INC.

233 Ayer Road, Suite 4

Harvard, Massachusetts 01451

January 7, 2026

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Attention:Nicholas O’Leary

Re:AquaBounty Technologies, Inc. (the “Company”)

Request for Acceleration of Effectiveness

Form S-3 filed on December 23, 2025,  as amended on January 7, 2026

Registration No. 333-292411

Dear Mr. O’Leary:

In accordance with Rule 461 under the Securities Act of 1933, AquaBounty Technologies, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3, as amended on January 7, 2026 to 4:30 p.m. (EDT) on Monday January 12, 2026, or as soon as practicable thereafter.

Please contact our counsel, James A. Giesel of FBT Gibbons LLP, at (502) 568-0307 or jgiesel@fbtgibbons.com, with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Giesel when this request for acceleration of effectiveness of the Registration Statement has been granted.

Thank you for your assistance with this matter.

Sincerely,

AQUABOUNTY TECHNOLOGIES, INC.

By:  /s/ David A. Frank

David A. Frank

    Interim Chief Executive Officer,

Chief Financial Officer and Treasurer

4833-6656-2026v2